SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

Nautica Enterprises, Inc.

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

0006390891

(CUSIP Number)

Candace S. Cummings VF Corporation 105 Corporate Center Boulevard Greensboro, North Carolina 27408 (336) 424-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: George R. Bason, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

August 27, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 0006390891	13D	Page 2of 4 Pages

1	NAME OF REPORTING PERSONS: VF CORPORATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-1180120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

VF Corporation, a Pennsylvania corporation (“VF”) hereby amends and supplements its Report on Schedule 13D, originally filed on July 11, 2003 (as heretofore amended and supplemented, the “Schedule 13D”) with respect to the shares of common stock, $0.10 par value (the “Shares”) of Nautica Enterprises, Inc., a Delaware corporation (“Nautica”).

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 3. Source and Amount of Funds or Other Consideration.

The aggregate amount of funds required for the Merger referred to below was approximately $600 million and was obtained primarily from commercial paper borrowings.

     Item 4. Purpose of Transaction.

On August 27, 2003, pursuant to the Merger Agreement, Merger Subsidiary merged with and into Nautica, with Nautica as the Surviving Corporation. All of the issued and outstanding Shares of Nautica (other than Shares held as treasury stock or owned by VF or any subsidiary of VF) were converted into the right to receive $17.00 per Share, in cash, from VF.

As a result of the Merger, VF became the beneficial owner of all of the outstanding shares of common stock of the Surviving Corporation.

On August 27, 2003, trading in the Shares ceased and Nautica filed a Form 15 with the SEC requesting the deregistration of and termination of filing requirements under the Securities Exchange Act of 1934, as amended, with respect to the Shares.

Also on August 27, 2003, pursuant to the Purchase Agreement, VF purchased from DC & Co. the Purchased Rights. In consideration for the sale of the Purchased Rights by DC & Co., VF paid DC & Co. $38.0 million in cash on August 27, 2003, and will pay $33.0 million in cash on August 27, 2006, and $33.0 million in cash on August 27, 2007. DC & Co. will also have the right to receive payments in each of the five successive full fiscal years of VF commencing with the fiscal year ending January 1, 2005 in the event an annual gross revenue threshold is exceeded.

     Item 5. Interest in Securities of the Issuer.

(a)  As a result of the Merger, VF became the beneficial owner of all of the outstanding shares of common stock of the Surviving Corporation.

(b)  VF has sole power to vote all of the outstanding shares of common stock of the Surviving Corporation.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VF CORPORATION

August 27, 2003	By:	/s/ Candace S. Cummings
Date		Name:	Candace S. Cummings
		Title:	Vice-President – Administration, General Counsel and Secretary